

March 8, 2012

<u>Via E-mail</u>
Brett C. Moody
Chief Executive Officer and President
Moody National REIT I, Inc.
6363 Woodway Drive, Suite 110
Houston, Texas 77057

>   **Re: Moody National REIT I, Inc.**
>   **Registration Statement on Form S-11**
>   **Filed February 14, 2012**
>   **File No. 333-179521**

Dear Mr. Moody:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please conform your disclosure in this registration statement to the comments issued by the Staff on Post-Effective Amendment No. 7 to Registration Statement on Form S-11 filed on February 17, 2012, file no. 333-150612.

2.   Please update your financial statements and related information through December 31, 2011.

3.   Please provide net tangible book value per share and the information required by Item 506 of Regulation S-K.

Compensation to Our Advisor and Affiliates, page 6

4.   With respect to compensation paid, please disclose the amounts paid to date and any amounts incurred but not yet paid. Please breakdown the amounts paid by type, e.g. offering, acquisition, operating, etc.

Distribution Policy, page 11

5.   We note your disclosure in this section that distributions have been funded on a monthly basis since May 2010 from, among other sources, operating cash flows, offering proceeds and advances from your advisor/sponsor. Please provide disclosure of the cash source of distributions paid and a comparison to cash flow from operations. Please also disclose the relationship between cumulative earnings and cumulative distributions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Rosemarie A. Thurston
        Gustav F. Bahn
        Alston & Bird LLP